Comparison of Total Returns of Delphos Citizens Bancorp
Nasdaq Market Index and Nasdaq Bank Stocks



390
370
350
330
310
290
270
250
230
210
190
170
150
130
110
90
11/21/96
3/31/97
9/30/97
3/31/98
9/30/98
3/31/99
9/30/99
3/31/00
9/30/00
Delphos Citizens Bancorp
Nasdaq Market Index
Nasdaq Bank Stocks Index

Summary

	11/21/96	3/31/97	9/30/97	3/31/98	9/30/98	3/31/99	9/31/99	3/31/00	9/30/00
Delphos Citizens Bancorp. .	100.0	109.3	142.3	165.4	137.9	134.1	145.5	117.5	104.3
Nasdaq Market Index	100.0	97.3	134.7	147.6	137.0	199.3	222.4	370.7	296.7
Nasdaq Bank Stocks Index .	100.0	111.0	152.4	182.8	151.2	164.8	161.0	149.1	172.7

Notes:

A. The lines represent semi-annual index levels derived from compounded daily returns that include all dividends.

B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

C. If the monthly interval, based on the fiscal year-end is not a trading day, the preceding trading day is used.

D. The index level for all series was set to $100.00 on 11/21/96.